SECURITIES AND EXCHANGE COMMISSION
                                Washington, D. C. 20549


                                      FORM 11-K

                     Annual Report Pursuant to Section 15(d) of
                       the Securities Exchange Act of 1934

                    For the fiscal year ended December 31, 1997


                            Commission File No. 0-24612


                  ADTRAN, INC. 401(k) EMPLOYEE SAVINGS PLAN


                                ADTRAN, Inc.
              (Exact name of Registrant as specified in its charter)

           Delaware                                              (63-0918200)
(State of incorporation)                                    (I.R.S. Employer
                                                       Identification Number)



            901 Explorer Boulevard, Huntsville, Alabama 35806-2807 (Address of principal executive offices, including zip code)

                               (256) 963-8000
             (Registrant's telephone number, including area code)



Required Information: The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1997 and 1996, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Coopers and Lybrand, are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


ADTRAN, Inc. 401(k) EMPLOYEE SAVINGS PLAN

/s/  John R. Cooper                                           June 29, 1998
-------------------                                           -------------
John R. Cooper                                                   Date
Vice President - Administration and Finance
and Chief Financial Officer

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the registration statements of ADTRAN, Inc. on Form S-8 (File No. 333-4206) of our report, dated June 18,1998, on our audit of the financial statements and financial statement schedules of ADTRAN, Inc. 401(k) Employee Savings Plan as of December 31, 1997 and 1996, and for the year ended December 31, 1997, which report is included in this Annual Report on Form 11-K.


/s/ Coopers & Lybrand
Coopers & Lybrand
Birmingham, Alabama
June 29, 1998

                         ADTRAN, Inc. 401(k) Employee Savings Plan


                                    Table of Contents
                                                                    Pages

Report of Independent Accountants                                     5

Financial Statements:
     Statements of Net Assets Available for Plan Benefits
         December 31, 1997 and 1996                                   6

     Statement of Changes in Net Assets Available for Plan Benefits
         for the years ended December 31, 1997                        7

     Notes to Financial Statements                                  8 - 13


Supplemental Schedules:
     *Item 27a - Schedule of Assets Held for Investment
         Purposes as of December 31, 1997                             15

     *Item 27d - Schedules of Reportable Transactions for the year ended December 31, 1997